UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Owlet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69120X 107

(CUSIP Number)

Amy McCullough

c/o Trilogy Equity Partners, LLC

155 108th Ave NE, Suite 400

Bellevue, WA 98004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69120X 107

1.	Name of Reporting Person: Trilogy Equity Partners, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 24,531,139
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 24,531,139
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,531,139 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 18.8% (2)
14.	Type of Reporting Person: OO

(1)

Represents the following securities held directly by the Reporting Person: (i) 9,005,428 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Common Stock”), (b) 5,544,897 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, pursuant to the Investment Agreement (as defined below) described herein; and (c) 9,980,814 shares of Common Stock issuable upon exercise of the Warrant (as defined below).

(2)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes (i) 114,852,448 shares of the Issuer’s Class A Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on November 14, 2022, (ii) the issuance of 5,544,897 shares of Common Stock upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the Investment Agreement described herein, and (iii) the issuance of 9,980,814 shares of Common Stock upon the exercise of the Warrant described herein.

Explanatory Note

This amendment (“Amendment No. 1”) amends the Schedule 13D originally filed with the SEC on July 29, 2021 (the “Original Schedule 13D,” and collectively with Amendment No. 1, the “Schedule”), and relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Owlet, Inc., a Delaware corporation (the “Issuer”) to reflect purchase by the Reporting Person of securities pursuant to the Investment Agreement (as defined below). The items set forth below in this Amendment No. 1 amend such items in the Original Schedule 13D as specified below. Except as otherwise specified in this Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 to the Schedule is hereby amended to replace the document previously filed as Attachment A with a new Attachment A filed as part of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 5 and Item 6 of this Schedule 13D is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

The Reporting Person beneficially owns 24,531,139 shares of the Common Stock, or approximately 18.8% of the outstanding Common Stock. This percentage is based on the assumption of (i) 114,852,448 shares of the Issuer’s Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022, (ii) 5,544,897 shares of Common Stock that would be issued upon the conversion of Series A Convertible Preferred Stock purchased by the Reporting Person pursuant to the Investment Agreement described herein, and (iii) 9,980,814 shares of Common Stock that would be issued upon the exercise of the Warrant purchased by the Reporting Person pursuant to the Investment Agreement described herein.

(b)	The Reporting Person, has the sole power to vote and dispose, or direct the voting or disposition, of all shares of the Common Stock held by it.

(c)

Except as described herein, the Reporting Person has not effected any transactions in the Issuer’s Common Stock within the past 60 days and nor has any person listed on Attachment A effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On February 17, 2023, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with the Reporting Person, pursuant to which the Reporting Person purchased (i) 2,717 shares of Series A Preferred Stock that are convertible into 5,544,897 shares of the Issuer’s Common Stock, and (ii) a warrant (the “Warrant”) to purchase 9,980,814 shares of Common Stock for an aggregate purchase price of $2,717,000. The Investment Agreement is filed herewith as Exhibit A, and any description thereof is qualified in its entirety by reference thereto.

The Warrant has a five-year term and an exercise price that is equal to $0.333 per share. The Warrant also provides for an exercise on a cash or cashless net exercise basis at any time after the closing and will be automatically exercised on a cashless basis if not exercised prior to the expiration of the five-year term. Upon a fundamental change or other liquidation event, the Warrant will automatically net exercise if not exercised before the consummation of such event. The Form of Warrant is filed herewith as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Item 7.	Material to be Filed as Exhibits

Exhibit A— Investment Agreement, dated February 17, 2023, by and among Owlet, Inc. and the investors listed on Schedule I thereto (Institutional Accounts) (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 21, 2023).

Exhibit B—Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 21, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2023	TRILOGY EQUITY PARTNERS, LLC

/s/ Amy McCullough
Name: Amy McCullough Title: President and Manager

Attachment A

Information regarding each executive officer and managing member of the Reporting Person.

Name, Title	Owlet, Inc. Class A Common Stock beneficially owned	Address	Principal Occupation	Citizenship
John Stanton, Manager	7,388,038	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Theresa Gillespie, Manager	7,102,326	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Mikal Thomsen, Manager	60,861	155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Peter van Oppen, Manager		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA

Amy McCullough, President and Manager		155 108th Ave NE, Suite 400 Bellevue, WA 9800	Investor	USA